Exhibit 21.1

LIST OF SUBSIDIARIES OF NEOPHOTONICS CORPORATION

SUBSIDIARY	JURISDICTION

Lightwave Microsystems Corporation	Delaware
NeoPhotonics Corporation Limited	Hong Kong
Allied Faith Dev. Limited	Hong Kong
Gold Image Investment Limited	Hong Kong
NeoPhotonics (China) Co., Ltd.	People’s Republic of China
NeoPhotonics Dongguan Co., Ltd.	People’s Republic of China
Novel Centennial Limited	British Virgin Islands
Optun, Ltd. (BVI)	British Virgin Islands
NeoPhotonics Japan, Godo Kaisha	Japan
NeoPhotonics Semiconductor, Godo Kaisha	Japan
NeoPhotonics Corporation, LLC	Russia
NeoPhotonics Technics Limited Liability Company	Russia